UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ARCA biopharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class Securities)

00211Y506

(CUSIP Number)

August 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 9 Pages

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Western Standard, LLC 26-2921385
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 944,234
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 944,234
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,234
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 3 of 9 Pages

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Eric D. Andersen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 944,234
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 944,234
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,234
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Page 4 of 9 Pages

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Western Standard Partners, L.P. 26-2921468
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 742,410
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 742,410
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,410
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

ARCA biopharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices

10170 Church Ranch Way, Suite 100, Westminster, CO, 80021

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Western Standard, LLC, Eric D. Andersen, and Western Standard Partners, L.P. (each, a “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person,

5757 Wilshire Blvd, Suite 636, Los Angeles, California 90036

(c)	Citizenship

Western Standard, LLC is a California limited liability company

Western Standard Partners, L.P. is a Delaware limited partnership

Mr. Andersen is a United States citizen

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

00211Y506

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For each of Western Standard, LLC and Eric A. Andersen:

(a) Amount beneficially owned: 944,234 (the “Shares”) **

(b) Percent of class: 6.6% *

(c) Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 944,234

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 944,234

(iv) Shared power to dispose or to direct the disposition of: 0

For each of Western Standard Partners, L.P.:

(a) Amount beneficially owned: 742,410

(b) Percent of class: 5.2%*

(c) Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 742,410

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 742,410

(iv) Shared power to dispose or to direct the disposition of: 0

*

Percentage calculated based on 14,410,143 shares of Common Stock outstanding as of July 20, 2023, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, as filed with the Securities and Exchange Commission on July 21, 2023.

Page 7 of 9 Pages

**

Western Standard, LLC, in its capacity as investment adviser to Western Standard Partners, L.P. and another private investment fund (the “Funds”), may be deemed to beneficial own the Shares owned by the Funds due to its power to direct the disposition and voting of the Shares owned by the Funds. Eric D. Andersen is the Managing Member of Western Standard, LLC and may also be deemed to beneficially own the Shares owned by the Funds. Pursuant to Rule 13d-4, each of Western Standard LLC and Eric D. Andersen disclaims beneficial ownership of the securities owned by the Funds, except to the extent of its or his pecuniary interest in the Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2023

Western Standard Partners, L.P.

By: Western Standard, LLC, its General Partner

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

Western Standard, LLC

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

/s/ Eric D. Andersen
Eric D. Andersen

Page 9 of 9 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto, the “Schedule 13G”) relating to the Common Stock, $0.001 par value per share, of ARCA biopharma Inc., which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

Date: September 11, 2023

Western Standard Partners, L.P.

By: Western Standard, LLC, its General Partner

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

Western Standard, LLC

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

/s/ Eric D. Andersen
Eric D. Andersen